Exhibit 4

GROWN ROGUE INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2021

This Management Discussion and Analysis (“MD&A”) made as of June 29, 2021 should be read in conjunction with the unaudited condensed interim consolidated financial statements of Grown Rogue International Inc. (the “Company”, “Grown Rogue”, (“we”, “our”, or “us”) for the three and six months ended April 30, 2021 and 2020 (the “Reporting Period”), and the related notes thereto (the “Financial Statements”). The Company’s Financial Statements are presented on a consolidated basis with its wholly- owned subsidiaries: Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries Grown Rogue Gardens, LLC (“GR Gardens”), GRU Properties, LLC (“GRU Properties”), GRIP, LLC (“GRIP”), and Grown Rogue Distribution, LLC (“GR Distribution”); as well as GR Unlimited’s 87% interest in GR Michigan, LLC, and GR Unlimited’s 60% interest in Idalia, LLC, and Canopy Management, LLC (“Canopy”), a company controlled by the Company’s CEO and in which the Company has a 0% ownership interest. The Company’s reporting currency is the United States dollar and all amounts in this MD&A are expressed in United States dollars unless otherwise noted. The use of “CAD$” refers to Canadian dollars.

The three months ended April 30, 2021 and 2020 are referred to herein as “Q2 2021” and “Q2 2020,” respectively.

The Company’s comparative information included in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Additional information relating to the Company is also available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The common shares of GRIN are listed on the Canadian Securities Exchange under the symbol “GRIN”.

MANAGEMENT’S RESPONSIBILITIES FOR FINANCIAL REPORTING

The Financial Statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of the Financial Statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the Financial Statements.

The Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Financial Statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) (“Nl 52-109”), the Company and Management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in Nl 52-109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective bases DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORWARD-LOOKING STATEMENTS

This MD&A contains information and projections based on current expectations. Certain statements herein may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect expectations regarding future events and performance but speak only as of the date of this MD&A. Forward-looking statements include, among others, statements with respect to planned acquisitions, strategic partnerships or other transactions and expansions not yet concluded; plans to market, sell and distribute products; market competition; plans to retain and recruit personnel; the ability to secure funding; and the ability to obtain regulatory and other approvals are all forward-looking information. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements.

There can be no assurance that any intended or proposed activity or transaction will occur or that, if any such action or transaction is undertaken, it will be completed on terms currently intended by the Company. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward-looking statements herein speak only as of the date hereof. Actual results could differ materially from those anticipated due to a number of factors and risks including those described in this MD&A under “Risk Factors” and in section 17 of the Company’s Listing Statement dated November 15, 2018, which can be found under the Company’s profile on www.sedar.com.

DESCRIPTION OF BUSINESS

Grown Rogue, headquartered in Medford, Oregon, is a multi-state cannabis company curating high quality and consistent flower that allows consumers to enhance life experiences. Grown Rogue is a mid-premium brand that classifies their products based on “Mind, Body & Mood” effects which resonates with consumers from the so-called canna-curious through the canna-serious. Grown Rogue is committed to educating, inspiring and empowering consumers with information about cannabis so they can “enhance experiences” by selecting the right product. We are focused on high quality, low-cost production of flower and flower-based products. Flower continues to be the leading product category in most every state as compared to other categories such as edible, vape cartridges, pre-rolls, or concentrates. With its best-in-class production methods, low-cost cultivation, award winning product, and geographic location in the famed Emerald Triangle, Grown Rogue is well positioned to become a leading flower producer in the cannabis sector.

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OREGON

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates four cultivation facilities, in Oregon comprising approximately 130,000 sq ft of cultivation area, that currently service the Oregon recreational marijuana market: “Manzanita Glen” (sungrown), “Trail’s End” (sungrown), and two state- of-the-art indoor facilities (“Warehouse 1” and “Warehouse 2”). Warehouse 2 is comprised of assets being operated under a management agreement that was signed during Q2 2021 which will approximately double our indoor production capacity. GR Gardens currently holds three producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), for the three properties described above, one wholesaler license, and one processor license. GR Gardens is currently not operating the processor license. Warehouse 2 also has a cultivation license, a wholesale and processing license at this location. The Company recently completed a change of location to move the cultivation license located at Manzanita Glen to a new location in Medford, Oregon called “Mira Vista”.

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. Mira Vista and Trails End are both outdoor, sungrown farms, with 40,000 sq ft of flowering canopy, for a total of 80,000 square feet, sitting on a combined land package of approximately 80 acres.

Grown Rogue’s Oregon business is headquartered in the world-renowned Emerald Triangle, which is known world-wide for the quality of its cannabis. The Emerald Triangle includes the southern part of Oregon and northern part of California. The company capitalizes on this ideal outdoor growing environment to produce high-quality, low-cost cannabis flower. The two sungrown farms produce one crop per year per farm, which is planted in June and harvested in October.

Warehouse 1, an approximately 17,000 square-foot indoor facility, produces high-quality indoor flower through controlled atmosphere environment operations. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, we are able to provide year-round supply of high-quality cannabis flower with multiple harvests per month. We have recently completed final construction of Warehouse 1, which now has eight dedicated flower rooms, which will allow for approximately four harvests per month resulting in approximately 3,600lbs annually.

Warehouse 2 added 30,000 square feet of indoor productive space, and we estimate production of 2,400 pounds from this facility in calendar year 2021 (not a full year, having begun to operate the assets in February of 2021). After planned improvements, annual productive capacity will be increased to as much as 5,500 pounds. Warehouse 2 is a short distance from Warehouse 1, which is a benefit to operating efficiency, and it is equipped with state-of-the-art equipment which facilitates the implementation of best practices already developed at Warehouse 1.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, will range between 12,000 and 14,000 pounds, depending upon various factors, including sungrown seasonality and strain performance.

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MICHIGAN

In February 2020, Grown Rogue, through its subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (the “Option Agreement”) to acquire a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. Golden Harvests has an approximately 80,000 square foot facility of which approximately 25,500 square feet is operational. During the six months ended April 30, 2021, the Company’s, majority controlled subsidiary GR Michigan, LLC, terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy Management, LLC (“Canopy”) signed an option agreement to purchase Golden Harvests under similar terms (the “New Option”). Canopy has already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate its option exercise to obtain a 60% interest in Golden Harvests. The Company has an option to acquire 87% of Mr. Strickler’s membership interest in Canopy which when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had in the Option Agreement. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company and is prohibited from omitting or taking certain actions relating to Canopy where to do so would be contrary to the economic benefits which the Company expects to derive from the acquisition of Golden Harvests. Canopy acquired a 60% controlling interest in Golden Harvests in May 2021 (subsequent to April 30, 2021), and we expect to exercise our option to acquire 87% of Canopy around the end of calendar year 2021, and until we exercise the option to acquire 87% of Canopy, it will be consolidated with a 100% non-controlling interest.

With the addition of Golden Harvests, Grown Rogue will add an additional 3,000 pounds of high-quality indoor flower production capacity in 2021 and an anticipated 5,500 pounds of production capacity in 2022.

PRODUCT

Grown Rogue produces a range of cultivars for consumers to enjoy (traditionally classified as indicas, sativas, and hybrids). Grown Rogue has a mix of “core” and “limited” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in Oregon, which is one of the most competitive cannabis production environments in the world, including the prestigious Growers Cup competition on two occasions. Grown Rogue also won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category 2018 and won 1st place for highest terpene content in 2019. In addition, the company believes it achieved an outdoor production potency record in the state of Oregon, when its Monkey Train cultivar tested at a THC potency of 35.13%.

GENETICS

We are committed to developing unique, proprietary genetics and have allocated research and development space to develop new strains, while also phenotype hunting to identify new and exciting strain options that will resonate with consumers. Grown Rogue has developed a compelling mix of proprietary strains, along with a library of “fan favorites” to ensure that consumer and dispensary demand will remain strong for its flower and flower-derived products. All Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in its portfolio. We continue to focus on bringing new unique genetics to bring a steady flow of innovative flower and flower products to market.

DISTRIBUTION AND SALES

Grown Rogue distributes product directly to Oregon dispensaries to provide quality, consistency, and product variety year-round. Grown Rogue’s sales team works closely with dispensary owners and intake managers to provide consistent product, competitive prices, and service using sales techniques from other industries such as pharmaceutical and liquor.

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By way of example, Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged all while maintaining brand consistency across the product suite.

Grown Rogue works with dispensary owners to develop promotional opportunities for the retail customers and bud tenders. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured, packaged and other items so that they are intimately familiar with the Grown Rogue process. Grown Rogue also invites dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

BRANDING

Developing compelling branding that engages, inspires, and creates transparency and trust with consumers is one of the most important aspects of building a successful cannabis company. Cannabis product branding has been evolving from promising high-quality flower, to providing descriptions of the effect a consumer should expect from a particular product.

Grown Rogue was one of the first brands in the United States to go to market with this type of branding as part of the ROGUE Categorization: Relax, Optimize, Groove, Uplift and Energize. The focus was to provide consumers with “The Right Experience, Every time” made easier by a simple product description that was not cannabis based, such as “sativa” or “indica”.

While other brands have shifted into the “one word” product description, Grown Rogue has leveraged consumer insights and product feedback to evolve the messaging to provide significantly more detail so consumers can make a more informed choice about which Grown Rogue products will optimally enhance their experience.

Grown Rogue’s unique “Mind, Body & Mood” product descriptions provide a level of detail about the expected cannabis experience that is much more insightful and beneficial than competitors. Instead of one word, such as “Relax,” describing a product, Grown Rogue has six words across three categories, which is easy to understand, but much more informative. Grown Rogue is refining this branding effort and intends to launch this new and innovative approach to ensuring consumers select the right experience in 2021.

In order to grow the Grown Rogue community and spread knowledge of its products, Grown Rogue leverages social media and other digital platforms. Grown Rogue aspires to eliminate the “dark mystery” historically associated with cannabis by empowering consumers to learn about the plant and then “enhance experiences” as they desire. The transition from prohibition to legal cannabis has provided the cannabis community with an opportunity to welcome a large group of new members and it is vital that product education is completed in an authentic and informative manner to ensure that everyone’s first cannabis experience is not only positive but also as expected.

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MARKETING AND ADVERTISING

Grown Rogue’s marketing channels include a comprehensive, fully responsive (mobile) interactive website. The website has been search engine optimized and includes calls to action that encourage consumers to become part of the Grown Rogue community by joining its newsletter list or following the company on social media. Grown Rogue is focused on providing education to new and existing consumers, which is available through its monthly newsletter or via the Blog section of its website. Consumers can find information about Grown Rogue, different types of cannabis products and general industry information.

We strategically leverage digital advertising, primarily on industry sites such as Leafly and Weedmaps, and have selectively advertised in endemic and non-endemic magazines including Grow, Northwest Leaf, Oregon Leaf, Dope, Portland Mercury, and Willamette Weekly.

Grown Rogue has established a social media presence that includes Facebook, Twitter, and Instagram. Grown Rogue’s social identity will be defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue intends to attract existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

TRADEMARKS AND PATENTS

Grown Rogue actively seeks to protect its brand and intellectual property. Grown Rogue currently has three registered trademarks:

1.	Grown Rogue was filed on September 22, 2017 and registered on August 7, 2018 under Registration No. 5537240

2.	The Right Experience Every Time was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537260.

3.	Sizzleberry was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537259.

Grown Rogue filed a patent for its nitrogen sealed glass containers on February 15, 2018 with the United States Patent and Trademark Office (“USPTO”). The nitrogen sealed glass containers preserve the freshness of the flower and essential terpenes to improve the “entourage effect.” The USPTO issued Grown Rogue United States Patent Number 10,358,282 on July 23, 2019. Several third parties have contacted us to request licensing information on this technology. We have introduced nitrogen sealed jars in Michigan and plan on launching them as we enter additional new markets and may license the technology to third parties operating in markets in which Grown Rogue is not currently licensed.

SOCIAL AND ENVIRONMENTAL POLICIES

Grown Rogue employs sustainable business models in all of its operations. Grown Rogue maintains the highest standards of environmental stewardship in cultivation. This includes sustainable water sources with optimization of reclamation and recapture from runoff and recycling of water input. We use only natural and sustainable products in all applications, including nutrients and integrated pest management. We maintain the highest level of sustainable cannabis practices through our focus on sustainable and natural cultivation methods.

Grown Rogue hires and pays living wage to all of its team members and is very involved in each of the communities where it operates.

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When wildfires ravaged Oregon during the year ended October 31, 2020, particularly Jackson County, Grown Rogue quickly mobilized to support teammates and their families who lost homes or were adversely impacted, while also donating over $20,000 to community fire relief funds and organizing a Cannabis Coalition Fire Relief Fund with the United Way of Jackson County.

PLANS FOR EXPANSION & ECONOMIC OUTLOOK

Grown Rogue continues to focus on taking its learnings and experience from Oregon into new markets across the US. During the last two years, Grown Rogue has established a platform that excels at licensing, compliance, high quality and low-cost production methods, understanding consumer purchasing preferences, and product innovation. This platform places Grown Rogue in a superior position to capitalize on new markets compared to our competitors. Oregon is arguably the most competitive cannabis market in the world, and we have excelled by implementing standard business practices that make the Company well suited for entering and building successful brand presence in newly legalized cannabis markets.

The recently completed expansion into Warehouse 2 (described in the Oregon heading under Description of Business) represents a template for growth and execution against management’s strategy of being a high quality, low-cost flower producer. As other growth opportunities arise under favorable financial terms, management can activate known and repeatable systems into new assets.

The future of the cannabis industry is in branded products and the best brands are being created on the west coast, which is the area that has become synonymous with high quality cannabis. Unlike many current multi-state operators who prefer to obtain just a few licenses in a large volume of states, Grown Rogue is focused on establishing a larger number of licenses in fewer states to capitalize on the economies of scale we view as optimal to maximize profits. Over the next 12 months, Grown Rogue is focused on furthering its footprint and market share in the Oregon market, continuing to add to the portfolio projects in Michigan and exploring strategic opportunities in new states.

With the recent shift in political landscape, Grown Rogue has also begun analyzing the potential for federal de-regulation and the subsequent ability to export cannabis products across state lines. Oregon and the west coast have become synonymous with high quality cannabis and long term we believe Oregon will be a large export state across the US and international. Being located in the Emerald Triangle also provides a unique product differentiator due to the ability to produce high quality low cost sungrown flower due to the environmental conditions that occur naturally in Southern Oregon. Our strategy for how to take advantage of what will surely be a multi-billion dollar export business is developing and we are excited to begin implementation of this business plan over the coming years.

GOING CONCERN

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to fund its development programs and general and administrative expenses, discharge its liabilities as they become due and generate positive cash flows from operations. There is no certainty that the Company will be successful in raising additional capital or generating positive cash flow from operations.

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SELECTED ANNUAL INFORMATION

The following selected financial data for each of the three completed financial years are derived from the audited annual financial statements of the Company.

Year Ended October 31,	2020	2019	2018
Total revenue	$4,239,604	$3,924,983	$1,932,128
Loss from operations	(1,574,679)	(7,622,956)	(4,967,609)
Net loss	(2,356,488)	(9,476,934)	(7,509,986)
Net loss per share, basic and diluted	(0.03)	(0.13)	(0.22)
Comprehensive Loss	(2,490,605)	(9,355,014)	(7,509,986)
Comprehensive loss per share, basic & diluted	(0.03)	(0.13)	(0.22)
Total assets	3,764,418	2,932,476	5,366,268
Total non-current liabilities	2,910,333	217,633	2,292,634
Cash dividends	Nil	Nil	Nil

RESULTS OF OPERATIONS

Selected financial results of operations for three and six months ended April 30, 2021 and 2020, are summarized below:

Three months ended April 30,	2021 ($)	2020 ($)	Variance $	Variance %
Revenue	1,538,422	1,172,612	365,810	31%
Cost of goods sold, excluding fair value adjustments	(945,278)	(819,820)	(125,458)	15%
Gross profit before fair value adjustments	593,144	352,792	240,352	68%
Net loss	(1,442,518)	(1,206,828)	(235,690)	20%

Six months ended April 30,	2021 ($)	2020 ($)	Variance $	Variance %
Revenue	2,589,607	2,278,908	310,699	14%
Cost of goods sold, excluding fair value adjustments	(1,499,985)	(1,341,500)	(158,485)	12%
Gross profit (loss) before fair value adjustments	1,089,622	937,408	152,214	16%
Net loss	(2,357,583)	(1,440,015)	(917,568)	64%

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Significant expense items contributing to the increase in net loss between the three and six months ended April 30, 2021 and 2020 are summarized in the table below.

Three months ended April 30,	2021 ($)	2020 ($)	Variance $	Variance %
Realized fair value amounts in inventory sold	19,732	212,669	(192,937)	(91%)
Unrealized fair value loss (gain) on growth of biological assets	(33,754)	47,055	(80,809)	(172%)
Accretion expense	366,079	71,330	294,749	413%
Amortization of property and equipment	40,546	26,229	14,317	55%
General and administrative expenses	775,919	586,037	189,882	32%

Six months ended April 30,	2021 ($)	2020 ($)	Variance $	Variance %
Realized fair value amounts in inventory sold	189,060	845,299	(656,239)	(78%)
Unrealized fair value loss (gain) on growth of biological assets	153,052	(654,504)	807,556	(123%)
Accretion expense	614,436	139,540	474,896	340%
Amortization of property and equipment	78,701	111,728	(33,027)	(30%)
General and administrative expenses	1,442,658	1,256,805	185,853	15%

More detailed analysis of the components of results of operations are described in the following sections.

REVENUES

The following tables summarizes revenues earned during the three and six months ended April, 2021 and 2020.

Three months ended April 30,	2021 ($)	2020 ($)	Variance ($)	Variance (%)
Revenue from third-party products	1,636	85,260	(83,624)	(98%)
Revenue from management services	167,694	-	167,694	--
Revenue from Grown Rogue production	1,369,092	1,087,352	281,740	26%
Total revenue	1,538,422	1,172,612	365,810	31%

Six months ended April 30,	2021 ($)	2020 ($)	Variance ($)	Variance (%)
Revenue from third-party products	1,636	125,488	(123,852)	-99%
Revenue from management services	344,055	-	344,055	--
Revenue from Grown Rogue production	2,243,916	2,153,420	90,496	4%
Total revenue	2,589,607	2,278,908	310,699	14%

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The following table summarizes revenues from Grown Rogue production for the three months ended April 30, 2021.

Three months ended April 30,	2021 ($)	2020 ($)	Variance ($)	Variance (%)
Indoor	716,543	585,014	131,529	22%
Outdoor	581,800	462,841	118,959	26%
Trim & other	70,749	39,497	31,252	79%
Revenue from Grown Rogue production	1,369,092	1,087,352	281,740	26%

Revenues during Q2 2021 were higher than Q2 2020 revenues, due to an increase in pounds sold of indoor and outdoor flower, which was offset slightly by a small decrease in average selling price of outdoor flower. The following tables summarize pounds sold, revenues from those pounds, and average selling prices. “ASP” refers to average selling price.

Three months ended April 30,	2021 Pounds sold	2020 pounds sold	Pounds variance	2021 ASP ($)	2020 ASP ($)	ASP variance
Indoor	625	548	77	1,147	1,068	79
Outdoor	916	692	224	635	669	(34)
Total	1,541	1,240	301	843	845	(3)

The following table summarizes revenues from Grown Rogue production for the six months ended April 30, 2021.

Six months ended April 30,	2021 ($)	2020 ($)	Variance ($)	Variance (%)
Indoor	1,139,994	1,084,727	55,267	5%
Outdoor	996,475	997,078	(603)	(0%)
Trim & other	107,447	71,615	35,832	50%
Revenue from Grown Rogue production	2,243,916	2,153,420	90,496	4%

Revenues during the six months ended April 30, 2021, were higher than the comparative period in 2020, due primarily to an increase in the average selling price of indoor flower. This increase was offset slightly by a decrease in pounds sold and a small decrease in the average selling price of outdoor flower. The following tables summarize pounds sold, revenues from those pounds, and average selling prices.

Six months ended April 30	2021 Pounds sold	2020 pounds sold	Pounds variance	2021 ASP ($)	2020 ASP ($)	ASP variance
Indoor	951	1,037	(86)	1,198	1,046	152
Outdoor	1,504	1,479	25	662	674	(12)
Total	2,455	2,516	(61)	870	827	43

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COSTS OF GOODS AND SERVICES SOLD

Three months ended April 30,	2021	2020	Change ($)	Change (%)
Cost of finished cannabis inventory sold	$875,078	$819,820	55,258	7%
Costs of service revenues	70,200	-	70,200	--
Costs of goods sold, excl. fair value items	$945,278	$819,820	125,458	15%

Cost of finished cannabis inventory increased by 7% from Q2 2021 over Q2 2020, while revenues from product sales increased 26% over the same periods, reflecting operational and scale efficiencies.

Six months ended April 30,	2021	2020	Change ($)	Change (%)
Cost of finished cannabis inventory sold	$1,345,632	$1,341,500	4,132	0%
Costs of service revenues	154,353	-	154,353	--
Costs of goods sold, excl. fair value items	$1,499,985	$1,341,500	158,485	12%

Cost of finished cannabis inventory sold during the six months ended April 30, 2021 were nearly equal to those of the comparative period in 2020, while revenues for the same periods increased 4%, reflecting operational and scale efficiencies, offset by a decrease in pounds sold during the six months ended April 30, 2021 as compared to the comparative period in 2020, during which ASP was favorable.

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NET LOSS

Share-based compensation

During the six months ended April 30, 2021, we granted, or committed to grant, common shares as compensation to employees and service providers. The common shares issuances and stock options (measured at fair value using the Black-Scholes pricing model) resulted in total expense recognition of $136,010 during the six months ended April 30, 2021 (2020 - $Nil).

General and administrative expenses

Three months ended April 30,	2021	2020	Change ($)	Change (%)
Office, banking, travel, and overheads	$221,552	97,685	123,867	127%
Professional services	246,500	177,761	68,739	39%
Salaries and benefits	307,867	310,591	(2,724)	(1%)
General and administrative expenses	$775,919	586,037	189,882	32%

Six months ended April 30,	2021	2020	Change ($)	Change (%)
Office, banking, travel, and overheads	$322,160	215,370	106,790	50%
Professional services	382,928	343,113	39,815	12%
Salaries and benefits	737,470	698,322	39,148	6%
General and administrative expenses	$1,442,558	1,256,805	185,753	15%

Increased general and administrative costs quarter over quarter and during the six month periods were in part to an increase in absolute overheads, from growth in facility sizes and number of facilities, a portion of which is attributed to administration. The increases is also due in part to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions, as well as an increased utilization of professional services to support various transactions executed during and shortly after April 30, 2021.

Interest and interest accretion expense

Three months ended April 30,	2021	2020	Change ($)	Change (%)
Interest and accretion expense	$402,440	$142,408	260,032	183%

Six months ended April 30,	2021	2020	Change ($)	Change (%)
Interest and accretion expense	$659,324	$301,132	358,192	119%

The increase in interest and accretion expense for the three and six months ended April 30, 2021 over the comparative periods in 2020 reflects interest on higher debt outstanding in the 2021 periods as compared to the 2020 periods. Debt issued after Q1 2020 includes debt principal of $600,000 issued on March 20, 2020, at an effective interest rate of 73%; two debt issuances during the six months ended April 30, 2021 with total principal of $375,000 and effective interest rates of approximately 27%; and a debt issuance during the six months ended April 30, 2021, of $150,000 with an annual interest rate of 10%. During Q2 2021, a note payable for $100,000 was issued and accrues interest at $2,000 per month.

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SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly results of the Company for the eight quarters ended on or before April 30, 2021. The information contained herein is drawn from the interim financial statements of the Company for each of the aforementioned eight quarters. The trend in revenues demonstrates a general increase from the three months ended July 2019 through the three months ended April 30, 2021, which is a result of the Company terminating resale of third party products, offset by increases in sales of product produced by Grown Rogue facilitated by expanding existing facilities and efforts to increase yields on production. Revenues in any period are subject also to market sales pricing, which historically has fluctuated significantly. Management has observed that pricing and sales volumes tend to be lower seasonally during winter months, in the Company’s first fiscal quarter, as compared to the preceding months, although we do not have high confidence that this will persist. Net losses have fluctuated around an average of approximately $968,000 per quarter (in those quarters presented below), and such losses include the impact of significant non-cash expenses, such as losses on the fair valuation of derivative liabilities, marketable securities, share-based payments, and interest accretion. Expenses contributing to net loss do not have significant seasonal trends, except for costs of sales, which follow trends in revenues.

Fiscal Year	2021	2021	2020	2020
Quarter ended	Apr	Jan	Oct	Jul
Revenue ($)	1,538,422	1,051,185	1,056,702	903,994
Net loss ($)	(1,442,518)	(915,065)	(122,401)	(794,072)
Net loss, basic & diluted ($/share)	(0.01)	(0.01)	0.00	(0.01)

Fiscal Year	2020	2020	2019	2019
Quarter ended	Apr	Jan	Oct	Jul
Revenue ($)	1,172,612	1,106,296	431,629	773,930
Net loss ($)	(1,206,828)	(233,187)	(2,098,742)	(931,184)
Net loss, basic & diluted ($/share)	(0.01)	-	(0.02)	(0.01)

LIQUIDITY

Our ability to generate cash in the short term is based upon sales from production and financing proceeds, and in the long term is based upon sales from production, including production from investments in production increases, or from growth by business acquisitions, or a combination thereof. Investments to increase production or acquire business may require further financing. The Company generates cash flows from sales of cannabis products which generate margin that contribute to coverage of other operating costs, but has not yet reached productive scale to generate net income and positive net cash flows from operations on a consistent basis. We have raised financing historically through debt and equity, which has been and will be invested in the business in order to improve production yields and increase total productive capacity, as well as cover operating costs. We raised proceeds of approximately $5.96 million during the six months ended April 30, 2021 (2020 - approximately $1.0 million).

We are typically able to sell finished goods shortly after inventory reaches its final state, and sales are primarily made on cash-on-delivery terms, or with short net terms. Our ability to fund operations, to plan capital expenditures, and to plan acquisitions, depends on future operating performance and cash flows and the availability of capital by way of debt or equity investment in the Company, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control.

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Cash flows

The following table summarizes certain cash flow items for the six months ended April 30, 2021 and 2020.

Six months ended April 30,	2021 ($)	2020($)
Net loss	(2,357,583)	(1,440,015)
Net cash provided (used) by operating activities	(697,647)	271,206
Net cash used in investing activities	(1,669,307)	(460,098)
Net cash provided (used) by financing activities	3,866,509	713,357
Net increase in cash and cash equivalents	1,499,555	524,465
Effect of currency translation	2,700	(123,000)
Cash and cash equivalents, beginning	217,788	74,926
Cash and cash equivalents, ending	1,717,343	599,391

Operating activities

During the six months ended April 30, 2021, there was a decrease of $697,647 (2020 - $271,206) relating to cash provided by operating activities. This number was derived by adding back non-cash items to net loss, including the following significant adjustments:

●	$78,701 (2020 - $174,648) in amortization of property & equipment;

●	$153,052 (2020 – deduction of $654,504) from the unrealized change in fair value of biological assets;

●	$227,988 (2020 - $103,391) in share-based compensation and stock option vesting expense, including expense for option grants under our stock option plan implemented during 2020, as well as shares issued directly as compensation for employees, directors, and service providers;

●	$614,436 (2020 - $139,540) in accretion of interest expense on debt and convertible debentures outstanding. As a point of reference, debt and convertible debentures outstanding at April 30, 2021 totaled approximately $1.48 million (April 30, 2020 - approximately $2.74 million), with approximately $2.4 million of convertible debenture payments and conversions to common shares having been settled in Q2 2021; and

●	$189,816 (2020 - $Nil) in the loss realized from the purchase of the non-controlling interest of GR Distribution for common shares of the Company;

●	$1,258,996 (2020 - $Nil) from the fair value remeasurement of the derivative liability component of convertible debentures.

Cash used in operating activities also reflects an adjustment for the following non-cash item deducted from net loss:

●	$556,108 (2020 – add-back of $627,287) from the unrealized gain on our investment in PBIC shares, measured at PBIC’s publicly quoted share price.

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Significant to the use of cash from operations was the use of cash, facilitated by financings raised during the six months ended April 30, 2021, to settle accounts payable carried forward from prior periods. The majority of these payables were owed to professional service providers.

Increases in non-cash working capital are summarized in the following table.

Six months ended April 30,	2021	2020
Accounts receivable	$(200,542)	$(8,613)
Inventory	400,315	1,326,367
Prepaid expenses and other assets	(205,733)	(21,110)
Accounts payable and accrued liabilities	(345,565)	160,051
Interest payable	(3,117)	(885)
Unearned revenue	40,000	(35,000)
Total	$(314,642)	$1,420,810

Changes in accounts receivable are due to the timing and collection of sales. Changes in inventories, with corresponding offsetting changes to non-cash working capital, are significantly influenced by the unrealized fair value adjustments to biological assets, which are transferred to inventory upon harvest, as well as the timing of harvests and the timing of sales of finished inventory. Changes in liabilities, including accounts payable and accrued liabilities reflect the use of credit terms and cash flow management based upon ongoing liquidity management. As noted above, we settled significant portions of accounts payable during the six months ended April 30, 2021, which had been carried forward from prior periods. Unearned revenues reflect payments for contracts with future delivery requirements, which we use from time to time as part of our sales strategy.

Investing activities

During the six months ended April 30, 2021, we added $1,762,273 (2020 - $902,224) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $615,307 (2020 – $320,098) for property and equipment additions, a significant portion of which pertained to the expansion of our Warehouse 1 facility.

During the six months ended April 30, 2021, we expended $750,000 towards the acquisition of Warehouse 2 (for which aggregate total consideration will be $3,000,000), and $304,000 towards options payments to Canopy, which were used by Canopy to make milestone payments and acquire a 60% interest in Golden Harvests, with the acquisition executed on May 1, 2021. Together, these investment payments comprise payments towards investments of $1,054,000.

Financing activities

Net cash flows from financing activities during the six months ended April 30, 2021 were $3,866,509 (2020 $713,357). Significant financing activities included the following:

●	Debt proceeds of $150,000 borrowed to expand Warehouse 1 productive capacity;

●	Debt proceeds of $375,000 borrowed to advance the acquisition of Warehouse 2;

●	Equity issuance by a subsidiary of $475,000, also to advance the acquisition of Warehouse 2; and

●	$1,225,000 raised through a private placement of common shares and warrants;

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●	$3,738,564 raised through a brokered private placement;

●	Repayments of $1,312,722 as part of full retirement of convertible debentures; and

●	Repayments of $175,415 of long-term debt, the majority of which is owed for debt raised to finance growth in Michigan.

Financing activities during the six months ended April 30, 2020 included the following:

●	$600,000 in debt proceeds raised to finance growth in Michigan;

●	$373,949 raised through a private placement of common shares; and

●	$100,000 in repayments of long-term debt.

TRENDS AND EXPECTED FLUCTUATIONS IN LIQUIDITY

	April 30, 2021 ($)	October 31, 2020 ($)	Variance ($)	Variance (%)
Current assets	3,634,180	1,834,775	1,799,405	98%
Current liabilities	(1,732,195)	(1,799,104)	66,909	(4%)
Working capital	1,901,985	35,671	1,866,314	(5232%)
Add: derivative liabilities (not cash-settled)	-	583,390	(583,390)	(100%)
Working capital excluding derivative liabilities	1,901,985	619,061	1,282,924	207%

Working capital, excluding derivative liabilities, varied from October 31, 2020 to April 30, 2021 due to the convertible debentures and associated derivative liability being settled during the six months ended April 30, 2021, as well as the debt and equity financings, described above, providing gross cash proceeds of approximately $5.96 million. Cash was used to retire convertible debentures, settle accounts payable carried forward from prior periods, and invest in productive capacity; cash not used for these purposes remains available as part of working capital and for deployment in future business opportunities.

We expect significant ongoing fluctuations in working capital over time, as we are in the early stages of growth. We have historically raised debt with principal due on maturity, and accordingly, we expect significant one-time payments as debt matures, as opposed to smooth cash outflows over time. We have historically been able to meet commitments, modify debt maturities, and raise new financing as required in order to respond to changes in liquidity position, although there is no guarantee we will be able to do so in the future. We are exposed to market pricing for cannabis products, which materially impacts our liquidity and is out of our control. The market for cannabis products, including flower, which is our primary product, is relatively immature, having recently become legal to buy and sell in certain markets. We have observed some indications of seasonality, and in addition, we have observed that market conditions can change rapidly without apparent explanations or analyzable causes. We cannot control whether we will be able to raise financing when required or sell cannabis products at profitable prices in the future; however, part of our strategy is to produce flower at sustainable gross margins over a growing productive base, which, holding other factors constant, is expected to result in improved net loss or net income, as well as net cash flows.

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Commitments and obligations

Set out below are minimum future lease payments after April 30, 2021.

Total future minimum lease payments
Less than one year	$374,361
Between one and five years	889,675
Total	$1,264,036

The Company has one lease contract with extension options remaining after January 31, 2021, which was negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than five years
Extension options available to be exercised	$24,720	$825,441

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, and unearned revenue occur over the next three years as follows:

	Year 1	Years 2 - 3
Accounts payable and accrued liabilities	$1,101,148	$123,413
Debt and convertible debentures	311,272	1,168,260
Lease liabilities	273,525	731,127
Interest payable	6,250	-
Unearned revenue	40,000	-
Total	$1,732,195	$2,022,800

Other liquidity items

We hold shares in PBIC, which are classified as non-current. If or when we choose to sell these shares, we will be subject to market conditions for PBIC shares at the time of sale. We are not in default or arrears on our liabilities, noting that we have liabilities which have been deferred into non-current periods by creditors; such amounts were $123,413 at April 30, 2021.

CAPITAL RESOURCES

DEBT FINANCING

Long-term debt

On November 23, 2020, we issued debt with a principal amount of $125,000, interest accrued at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

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On December 2, 2020, we issued debt with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date can be extended by up to six-months for a $1,000 fee per $10,000 of principal extended.

On January 27, 2021, we issued debt with a principal amount of $250,000, interest accrued at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

On February 4, 2021, a note payable for $100,000 was issued to satisfy a milestone payment due to GH. The note is payable 12 months from the issue date and accrues interest at $2,000 per month.

EQUITY FINANCING

Issuance of non-controlling equity interest in subsidiary

During the six months ended April 30, 2021, the Company sold an aggregate total of an approximately 10.6% interest in Grown Rogue Distribution, LLC (“GR Distribution”) for $475,000. The interest was comprised of 11.875 newly issued equity units (“GR Distribution Units”) and each GR Distribution Unit was sold for $40,000. After the issuances, 111.875 GR Distribution Units were issued and outstanding. Of the 11 875 GR Distribution units issued, 6.25 were issued to a director of the Company, for proceeds of $250,000. During the three months ended April 30, 2021, the Company purchased 11.875 GR Distribution Units in exchange for 3,711,938 common shares with an aggregate fair value of $664,816, which were reported as shares issuable at April 30, 2021, and which were issued subsequent to April 30, 2021. After the Company’s purchase of 11.875 GR Distribution Units, Grown Rogue Distribution, LLC was a 100% owned subsidiary.

TRENDS AND EXPECTED FLUCTUATIONS IN CAPITAL RESOURCES

We generated net cash flows from financing of approximately $3.9 million during the six months ended April 30, 2021 (2020 – $0.7 million). Proceeds of $525,000 were raised from debt issuances during the six months ended April 30, 2021 (2020 - $600,000), and proceeds of $ 4,963,564 were raised from equity issuances and subscriptions (2020 - $373,949). As described above, during the six months ended April 30, 2021, $475,000 was received for the sale of a non-controlling interest in a subsidiary, and the same interest was repurchased for common shares of the Company.

Financing activities have been critical to our ability to continue operating, and significant portions of our financing have historically been raised from key management personnel. These individuals have not provided assurance that they will provide additional financing if we require financing but are unable to raise such financing from third parties; this highlights the importance of management’s strategy of scaling operations. Our business strategy contemplates growing cash flows from operations, which may contribute to reinvestment and growth; however, further financing may be required or utilized based upon our future capital position and future business opportunities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

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TRANSACTIONS WITH RELATED PARTIES

TRANSACTIONS WITH KEY MANAGEMENT AND DIRECTORS

During the six months ended April 30, 2021, the Company completed the following related party transactions:

1.	Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company’s President and CEO. The lease was extended during the six months ended April 30, 2021, with a term through December 31, 2025. Lease charges of $37,000 were incurred for the six months ended April 30, 2021 (2020 - $38,000). The Company has $Nil (October 31, 2020 - $45,000) owing under this lease at April 30, 2021 from deferred payments previously reported as non-current liabilities. The lease liability balance at April 30, 2021, was $264,837 (October 31, 2020 - $12,532).

The CEO earns a royalty of 2.5% of sales of flower produced at Trail, and this royalty terminates upon the final sale of flower from Trail product which was planted during the year ended October 31, 2020. The CEO earned royalties of $14,717 during the six months ended April 30, 2021 (2020 -$15,766).

During the six months ended April 30, 2021, the Company settled a total of $162,899 in long-term accrued liabilities due to the CEO by way of a payment of $62,899 and $100,000 attributed to the CEO’s subscription to a non-brokered private placement on February 5, 2021.

2.	The Company incurred expenses of $31,250 (2020 $12,000) for services provided by the spouse of the CEO. At April 30, 2021, accounts and accrued liabilities payable to this individual were $2,500 (October 31, 2020 - $1,946). During the year ended October 31, 2020, this individual was granted 500,000 options which vested on the grant date. Compensation paid to this individual are primarily in consideration for services provided in managing community relations.

3.	Key management personnel consists of the President and CEO; the former Chief Strategy Officer; the CFO of GR Unlimited; the former Chief Market Officer (“CMO”); the Chief Operating Officer (“COO”)*, the Chief Accounting Officer (“CAO”); and the CFO of Grown Rogue International, Inc. The compensation paid to key management is presented in the following table:

Six months ended April 30,	2021	2020
Salaries and consulting fees	$475,859	$201,000
Share-based compensation	54,697	10,188
Stock option expense	52,373	-
Total	$582,929	$211,188

*COO was appointed subsequent to April 30,2021 and was paid & compensated prior to appointment; compensation for the six months ended April 30, 2021, is included in the table above for comparability to past & ongoing expenses.

Stock options granted to key management personnel and close family members of key management personnel include the following options, granted during the year ended October 31, 2020: 750,000 options to the CFO of GR Unlimited; 750,000 options to the CMO; and 250,000 options to the CAO. During the six months ended April 30, 2021, 500,000 options were granted to the COO.

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Compensation to directors during the six months ended April 30, 2021 was comprised of 100,908 common shares with a fair value of $14,187 (2020 – 865,000 common shares with a fair value of $58,751) and fees of $9,000 (2020 - $9,000).

Accounts payable and accrued liabilities due to key management at April 30, 2021, totaled $417,842 (October 31, 2020 - $441,424).

On November 23, 2020, a director (Mr. Steve Lightman) purchased 6.25 newly issued equity units of Grown Rogue Distribution, LLC for $250,000 (Note 23.3), out of the total of 11.875 such units issued during the six months ended April 30, 2021. On April 30, 2021, the Company purchased these units for consideration of 1,953,125 common shares with a fair value of $349,809, which were issued subsequent to April 30, 2021.

DEBT BALANCES AND MOVEMENTS WITH KEY MANAGEMENT AND DIRECTORS

The following table sets out the movements and balances of debt with related parties during Q1 2021 and the year ended October 31, 2020. Borrowings from related parties were executed at times because we could identify very limited other sources of financing. The borrowing from the COO was transacted to accelerate expansion of an indoor growing facility at a competitive rate of interest. The names of the related parties, by designation, are as follows: CEO - Obie Strickler; CFO of GR Unlimited LLC – Adam August; Directors–Abhilash Patel; and COO–Thomas Fortner.

	CEO	CFO of GR Unlimited LLC	Directors	COO		Total
Balance - October 31, 2019	$-	$-	$-		$-	$-
Borrowed	50,000	100,000	150,000		-	300,000
Interest	21,745	43,491	65,236		-	130,472
Payments	(10,252)	(20,504)	(30,756)		-	(61,512)
Balance - October 31, 2020	$61,493	$122,987	$184,480	$		$368,960
Borrowed	-	-	-		150,000	150,000
Interest	16,618	33,235	49,853		6,250	105,956
Payments	(8,456)	(16,912)	(25,368)		-	(50,736)
Balance - April 30, 2021	69,655	139,310	208,965		156,250	574,180

Pursuant to the loan agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan LLC, respectively; third parties obtained 4% as part of the consideration for loaned funds, representing a 13% non-controlling interest in GR Michigan. Concurrent with execution of the New Option, these parties, except the CEO, obtained the same interests in Canopy Management, LLC; the CEO obtained 92.5% of Canopy Management.

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RELATED PARTY SUBSCRIPTIONS TO FEBRUARY 5, 2021, NON-BROKERED PRIVATE PLACEMENT

The following table sets out related party subscriptions to the February 5, 2021, non-brokered private placement described at Note 13.2.

	Subscription amount ($)	Shares	Warrants
Chief Operating Officer	125,000	1,000,000	1,000,000
Chief Financial Officer of GR Unlimited	250,000	2,000,000	2,000,000
Chief Executive Officer	200,000	1,600,000	1,600,000
PBIC	250,000	2,000,000	2,000,000
Total	$825,000	6,600,000	6,600,000

On March 5, 2021, under an offering of Special Warrants, Plant-Based Investment Corp. (“PBIC”) invested proceeds of $394,546 which resulted in the issuance to PBIC of 2,444,444 common shares and 2,444,444 warrants to purchase common shares. Each warrant is exercisable at CAD$0.30 for a period of two years. PBIC is considered a related party due to its ownership of over 10% of the issued and outstanding shares of the Company.

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OTHER SELECTED FINANCIAL INFORMATION

ADJUSTED EBITDA (NON-IFRS MEASURE)

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance.

We have included a figure within the Adjusted EBITDA reconciliation called “Adjusted Gross Margin.” Adjusted Gross Margin is calculated by removing the impact of fair value adjustments and amortization of fixed assets from net loss.

	Three months ended April 30,		Six months ended April 30,
Adjusted EBITDA Reconciliation	2021 ($)	2020 ($)	2021 ($)	2020($)
Net loss, as reported	(1,442,518)	(1,206,828)	(2,357,583)	(1,440,015)
Add back realized fair value amounts included in inventory sold	19,732	212,669	189,060	845,299
Add back (less) unrealized fair value gain (loss) on growth of biological assets	(33,754)	47,055	153,052	(654,504)
Add back amortization of property & equipment included in cost of sales	246,728	191,094	406,273	236,491
	(1,209,812)	(756,010)	(1,609,198)	(1,012,729)
Add back accretion expense, as reported	366,079	71,330	614,436	139,540
Add back amortization of intangible assets, as reported	-	6,981	4,997	14,640
Add back amortization of property and equipment, as reported	40,546	26,259	78,701	111,728
Add back share-based compensation expense,as reported	47,572	-	136,010	-
Add back interest expense, as reported	36,361	71,078	44,888	161,592
Add back unrealized loss on marketable securities, as reported	(253,300)	627,287	(556,108)	627,287
Add back unrealized gain on derivative liability	939,369	-	1,258,996	-
Add back unrealized foreign exchange loss	22,927	-	22,927	-
Loss on settlement of non-controlling interest	189,816	-	189,816	-
Adjusted EBITDA	179,558	46,925	185,465	42,058

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CASH MARGIN ANALYSIS (NON-IFRS MEASURE)

“Cash Margin” is a non-IFRS measure used by management that does not have any meaning under IFRS and may not be comparable to similar measures presented by other companies. To define Cash Margin, first we define “Cash Production Costs,” pertaining to revenue from our products and third-party products, as the cost of finished cannabis inventory sold, as reported on the statement of comprehensive loss, less non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments; costs for service revenues are as presented on the statement of comprehensive loss. Cash Margin is arrived at by subtracting Cash Production Costs from their corresponding revenue category, and dividing the result by revenue to arrive at a percentage of revenue. The Company believes that this is a useful metric to evaluate its operating performance.

The following table presents Cash Margin by revenue type.

	Three months ended April 30, 2021
Cash Margin analysis	Revenue $	Costs $	Margin%
Grown Rogue products	1,369,092	563,429	59%
Indirect overhead allocations	-	35,190	--
Third party products	1,636	2,003	(22%)
Service revenues	167,694	70,200	58%
Asset depreciation included in COGS	-	246,728	--
Cost of packaging & other included in COGS	-	27,728	-
Totals before fair value adjustments	1,538,422	945,278	39%
Realized fair value amounts in inventory sold, as reported	--	19,732	--
Unrealized fair value (gain) on growth of biological assets, as reported	--	(33,754)	--
Totals, as reported	1,538,422	931,256	39%

	Six months ended April 30, 2021
Cash Margin analysis	Revenue $	Costs $	Margin %
Grown Rogue products	2,243,916	859,296	62%
Indirect overhead allocations		35,190	--
Third party products	1,636	2,003	-22%
Service revenues	344,055	154,353	55%
Asset depreciation included in COGS	-	406,273	--
Cost of packaging & other included in COGS	-	42,870	--
Totals before fair value adjustments	2,589,607	1,499,985	42%
Realized fair value amounts in inventory sold, as reported	--	189,060	--
Unrealized fair value (gain) on growth of biological assets, as reported	--	153,052	--
Totals, as reported	2,589,607	1,842,097	29%

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OUTSTANDING SHARE DATA

As of the date of the MD&A, the Company had 156,805,626 common shares outstanding.

As of the date of this MD&A, the Company has the following warrants outstanding, exercisable into common shares:

Exercise price	Warrants outstanding	Life (years)	Expiry date
$0.16	8,409,091	0.5	November 01, 2021
0.13	5,000,000	0.8	February 10, 2022
0.13	10,000,000	1.0	May 15, 2022
0.20	8,200,000	1.8	February 5, 2023
0.30	23,162,579	1.8	March 05, 2023
0.44	2,148,117	2.2	June 28, 2023
$0.22	56,919,787	1.4

As of the date of this MD&A, the Company has the following Agent Warrants outstanding, exercisable into compensation options (“Compensation Options”) for no additional consideration. Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit is comprised of one common share and one common share purchase warrant of the Company (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The following table sets out the Agent Warrants issued and outstanding at the date of this MD&A.

Exercise price (CAD$)	Agent Warrants outstanding	Remaining contractual life (years)	Expiry date
$0.225	1,241,258	1.8	March 5, 2023

As of the date of this MD&A, the Company has the following stock options outstanding and exercisable into common shares:

Exercise price	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry date
$0.44	500,000	500,000	0.4	January 01, 2022
0.15	2,260,000	1,753,750	3.0	July 09, 2024
0.15	500,000	250,000	3.4	December 01, 2024
0.15	200,000	-	3.4	November 18, 2024
0.22	585,000	-	3.8	April 30, 2025
0.16	1,300,000	500,000	3.9	May 07, 2025
0.35	500,000	-	3.8	May 01, 2025
$0.20	5,845,000	3,003,750	3.2

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CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the discount rates used to calculate present values of lease liabilities, the inputs used in the estimate of the fair value of unit-based compensation and the inputs used in the estimate of the fair value of the unit purchase option and warrants issued.

NEWLY ADOPTED ACCOUNTING PRONOUNCEMENTS

No new accounting pronouncements were adopted during Q1 2021.

FINANCIAL INSTRUMENTS AND OTHER RISK FACTORS

MARKET RISK

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

Interest Rate Risk

At April 30, 2021 and October 31, 2020, the Company’s exposure to interest rate risk relates to long-term debt, convertible debentures, and leases; each of these items bears interest at a fixed rate.

Currency Risk

As at April 30, 2021, the Company had accounts payable and accrued liabilities of CAD$423,593. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

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Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	April 30, 2021	October 31, 2020
Cash	$1,717,343	$217,788
Accounts Receivable	372,663	172,121
Total	$2,090,006	$389,909

The allowance for doubtful accounts at April 30, 2021 was $6,700 (October 31, 2020 - $7,425).

LIQUIDITY RISK

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At April 30, 2021, the Company’s working capital accounts were as follows:

	April 30, 2021	October 31, 2020
Cash	$1,717,343	$217,788
Current assets excluding cash	1,916,837	1,616,987
Total current assets	3,634,180	1,834,775
Current liabilities	1,732,195	1,799,104
Working capital (deficit)	$1,901,985	$35,671

The Company faces risks inherent in an agricultural business.

Cannabis is an agricultural product. There are risks inherent in the agricultural business, such as insects, plant diseases, forest fire and similar agricultural risks. Although some of the Company’s cannabis flower is grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company’s products.

COVID-19 Pandemic

The Company’s business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID- 19. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, on March 11, 2020, the World Health Organization declared the outbreak a pandemic and on March 13, 2020 the U.S. declared that the COVID-19 outbreak in the United States constitutes a national emergency. The Company will continue to evaluate the situation with respect to the COVID-19 pandemic as it develops and will implement any such changes to its business as may deemed appropriate to mitigate any potential impacts to its business. Such public health crises can result in volatility and disruptions in the supply and demand for products and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect consumer good prices, interest rates, credit ratings, credit risk and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations impacted by an outbreak, increased labour and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, COVID- 19 has not had a significant impact on the Company’s supply chain nor its ability to continue operations and sustain revenues; however, it is possible that COVID-19 may in the future have a material adverse effect on the Company’s business, results of operations and financial condition.

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FAIR VALUES

The carrying amounts for the Company’s cash, accounts receivable, amounts due from a related company, short-term advance to a related party, accounts payable and accrued liabilities, amounts due to employee/director, short-term advance payable, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

FAIR VALUE HIERARCHY

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the period ended April 30, 2021, there were no transfers of amounts between levels.

See additional risk factors relating to the Company as described in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedar.com.

SUBSEQUENT EVENTS

On May 1, 2021, the Company, having received all relevant regulatory approvals and made certain payments, exercised its option to acquire a 60% controlling interest in Golden Harvests. Following the acquisition, Canopy owns the 60% controlling interest in Golden Harvests, and the Company retains its option to acquire 87% of the membership units of Canopy, which is expected to be exercised by the end of 2021.

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Subsequent to April 30, 2021, the following shares were issued:

●	6,555,556 shares issuable with a fair value of $654,338 were issued to the former holders of convertible debentures described at Note 12.2; and

●	3,711,938 shares issuable with a fair value of $664,816 were issued to the sellers of GR Distribution Units described at Note 23.3.

Subsequent to April 30, 2021, the Company granted 1,300,000 options to purchase common shares to employees of the Company. The options are exercisable at CAD$0.16 for a period of four years from the grant date.

REGULATORY DISCLOSURE

Grown Rogue derives a substantial portion of its revenues from the cannabis industry in the United States, which industry is illegal under United States federal law. Grown Rogue is indirectly involved (through subsidiaries) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the Michigan market - we have an option to acquire a controlling interest in a Michigan operator (see subsection ‘Option to Acquire Controlling Interest In Golden Harvests,’ above).

The United States federal government regulates drugs through the Controlled Substances Act (the “CSA”), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States cannabis is largely regulated at the state level. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, and the increasing number of states with legal recreational frameworks, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such, violates federal law in the United States. Senators Elizabeth Warren and Cory Gardner have introduced a bipartisan Senate bill titled “Strengthening the Tenth Amendment Through Entrusting States (STATES) Act” that would lift the Controlled Substance Act’s restrictions on cannabis in states that have written their own laws. However, there can be no assurances as to when this bill will pass, or if it will pass at all. The Supremacy Clause of the United States Constitution and United States federal laws made pursuant to it are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply.

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states had enacted laws relating to cannabis for medical and recreational purposes. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that enacted laws legalizing cannabis in some form and that also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

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In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”) that rescinded the Cole Memorandum. As a result of the Sessions Memorandum, federal prosecutors are no longer bound by the priorities in the Cole Memorandum relating to the prosecution of cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition and prospects would be materially adversely affected. Until Congress amends the federal law with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

In light of the uncertainty surrounding the treatment of United States cannabis-related activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a staff notice (Staff Notice 51-352 (Revised)) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabis-related activities. Staff Notice 51-352 (Revised) includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), below is a table of concordance that is intended to assist readers in identifying the disclosure expectations outlined in Staff Notice 51-352.

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and state-level U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the Michigan market. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities or operations will be promptly disclosed by Grown Rogue.

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All Issuers with US Marijuana-Related Activities	Response
Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicates for at least one of the direct, indirect and ancillary industry involvement types.	See above under “Description of Business”. See below under “U.S. Regulatory Matters”
Prominently state that marijuana is illegal under US federal law and that enforcement of relevant laws is a significant risk	See above
Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors-Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Current and Future Consumer Protection Regulatory Requirements

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All Issuers with US Marijuana-Related Activities	Response

Section 17 – Risk Factors – Operational Risks

Section 17 – Risk Factors – Grown Rogue will not be able to deduct many normal business expenses

Section 17 – Risk Factors – External Factors

Section 17 – Risk Factors – Failure to Protect Intellectual Property

Section 17 – Risk Factors – Agricultural Operations

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Local Laws and Ordinances

Section 17 – Risk Factors – Third party service providers to Grown Rogue may withdraw or suspend their service

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Section 17 – Risk Factors – Grown Rogue’s contracts may be unenforceable and property may be subject to seizure

Section 17 – Risk Factors – The protections of US bankruptcy law may be unavailable

Section 17 – Risk Factors – Grown Rogue may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities

Section 17 – Risk Factors – Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions

Section 17 – Risk Factors – The marijuana industry faces significant opposition in the United States

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All Issuers with US Marijuana-Related Activities	Response
Given the illegality of marijuana under US federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See above under “Description of Business”.

See the following risk factor included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	100% of Grown Rogue’s balance sheet and operating statements are exposed to U.S. marijuana-related activities.
Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Grown Rogue has received legal advice from multiple attorneys regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.
CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	See below under “U.S. Regulatory Matters”
Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non- compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

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All Issuers with US Marijuana-Related Activities	Response

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

US Marijuana Issuers with indirect involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A
Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.	N/A
US Marijuana Issuers with material ancillary involvement	Response
Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A

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U.S. REGULATORY MATTERS

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon (a state that has legalized recreational marijuana). Currently Grown Rogue through its subsidiaries produces recreational marijuana and distributes it to dispensaries throughout Oregon.

Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA.

State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, however, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a federal level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon and other state law legalizing certain cannabis uses, the federal law must be applied.

Until Congress amends the Federal CSA with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Company, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

Because many states in the United States have approved certain medical or recreational uses of cannabis, the U.S. Department of Justice, through the Cole Memorandum, had previously described a set of priorities for federal prosecutors operating in states that had legalized the medical or other adult use of cannabis. The Cole Memorandum represented a significant shift in U.S. federal government priorities away from strict enforcement of federal cannabis prohibition.

However, the Cole Memorandum was merely a directive regarding enforcement and did not overturn or invalidate the Federal CSA or any other federal law or regulation.

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The Cole Memorandum was rescinded in January 2018 by Jeff Sessions, the former U.S. Attorney General, who deemed it “unnecessary”. This is based on Mr. Sessions’s belief, which was also expressed in the Cole Memorandum that each state’s federal prosecutor should “follow the well-established principles that govern all federal prosecutions. These principles require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” The rescission of the Cole Memorandum, and comments made publicly by Mr. Sessions and other members of the Trump Administration, signal a significant shift by the U.S. federal government back to more strict enforcement of federal law.

On January 4, 2018, Billy J. Williams, the current United States Attorney for the District of Oregon and former Multnomah County (Oregon) Deputy District Attorney who handled major violent crimes and later served as a Chief of the Violent Crimes Unit and as the Indian Country AUSA/Tribal Liaison for the Department of Justice prior to being appointed as the federal prosecutor for Oregon, Mr. Williams provided the below statement on marijuana enforcement in the District of Oregon: “As noted by Attorney General Sessions, today’s memo on marijuana enforcement directs all U.S. Attorneys to use the reasoned exercise of discretion when pursuing prosecutions related to marijuana crimes. We will continue working with our federal, state, local and tribal law enforcement partners to pursue shared public safety objectives, with an emphasis on stemming the overproduction of marijuana and the diversion of marijuana out of state, dismantling criminal organizations and thwarting violent crime in our communities.”

In an editorial published on January 12, 2018, Mr. Williams wrote: “In sum, I have significant concerns about the state’s current regulatory framework and the resources allocated to policing marijuana in Oregon.”

At a meeting on February 2, 2018, Mr. Williams told Oregon’s top politicians and law enforcement officials that there’s more cannabis being produced in the state than can legally be consumed. “And make no mistake about it, we’re going to do something,” Williams told dozens of politicians, tribal leaders, sheriffs as well as representatives of the FBI and the U.S. Drug Enforcement Administration. “Here’s what I know, in terms of the landscape here in Oregon: We have an identifiable and formidable marijuana overproduction and diversion problem,” Williams said. “That’s the fact. My responsibly is to work with our state partners to do something about it.”

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is illegal under U.S. federal law, investing in cannabis business could be found to violate the Federal CSA. As a result, individuals involved with cannabis business, including but not limited to investors and lenders, may be indicted under U.S. federal law. An investment in the Company may: (a) expose an investor personally to criminal liability under U.S. federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with Grown Rogue’s business to seizure and forfeiture to the U.S. federal government.

Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

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U.S. FEDERAL LAWS APPLICABLE TO BANKING

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most U.S. banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. In both Canada and the United States transactions by cannabis businesses involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Though guidelines issued in past years allow financial institutions to provide bank accounts to certain cannabis businesses, few U.S. banks have taken advantage of those guidelines and many U. S. cannabis businesses still operate on an all-cash basis.

OREGON STATE REGULATION

The Oregon Medical Marijuana Program (“OMMP”) is a state registry program within the Public Health Division, Oregon Health Authority (“OHA”). The role of the OHA is to administer the Oregon Medical Marijuana Act. The OMMP allows individuals with a medical history of one or more qualifying illnesses and a doctor’s written statement to apply for registration with the OMMP. Qualified applicants are issued a medical marijuana card that entitles them to legally possess and cultivate cannabis, subject to certain limitations.

On November 4, 2014, Oregon voters passed Measure 91, known as the Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act (the “Act”), effectively ending the state’s prohibition of recreational marijuana and legalizing the possession, use, and cultivation of marijuana within legal limits by adults 21 years and older. The Act did not amend or effect the Oregon Medical Marijuana Act and the OMMP. The Act empowered the Oregon Liquor Control Commission (“OLCC”) with regulating sales of recreational marijuana in Oregon. It is possible that the voters could potentially repeal the law that permits both the medical and recreational marijuana industry to operate understate law.

Under current Oregon law, possession and home cultivation by adults at least 21 years old is allowed within legal limits. Public sales of marijuana and marijuana products may be done only through licensed retailers. The OLCC has the authority to decide how many licenses to allow in a specific area or location and may refuse granting a license if there are reasonable grounds to believe there are sufficient licenses in the area or if the granting of a license is not demanded by public interest or convenience. The OLCC may disqualify applicants for a number of reasons, including for lacking a good moral character, for lacking sufficient financial resources or responsibility, for relevant past convictions, and for using marijuana, alcohol, or drugs “to excess.”

Grown Rogue has a comprehensive compliance program administered through its Director of Compliance, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Oregon that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

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Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Oregon law.

Grown Rogue is in compliance with Oregon state law and its related licensing framework.

MICHIGAN STATE REGULATION

As part of its business plan, Grown Rogue intends to enter the Michigan state market.

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act20 (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act21 (the “MMFLA”) and the Marihuana Tracking Act (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five types of “state operating licenses” for medical marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marihuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marihuana under a system that licenses, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act24. According to Proposal 1, LARA is required to art accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.

MICHIGAN LICENSE

State operating licenses for marijuana businesses have a 1 year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations. Each renewal application is reviewed by LARA, but there is no guarantee of a timely renewal. There is no ultimate expiry after which no renewals are permitted.

MICHIGAN REGULATIONS

Michigan Marijuana Products may be purchased in a retail setting from a provisioning center by a registered qualified patient or registered primary caregivers connected to a registered qualifying patient (“Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid registry identification card issued by LARA (a “Michigan Registry ID”). For a Michigan Qualified Purchaser to receive Michigan Marijuana Products, provision centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the then-current daily and monthly purchasing limit for the holder of the Michigan Registry ID.

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In order to receive a Michigan Registry ID, an applicant must provide: a completed application dated within one year of submission, a written certification from a physician with a bona-fide physician-patient relationship to the underlying patient, the application or renewal fee, contact information for the patient, caregiver (if applicable) and physician, as well as proof of Michigan residency.

For registered qualifying patients, the daily purchasing limit is 2.5 ounces, and for registered primary caregivers, the daily purchasing limit is 2.5 ounces per underlying registered qualifying patient that the registered primary caregiver is connected with through the registration process. Finally, the licensee shall verify in the statewide monitoring system that the sale or transfer does not exceed the monthly purchasing limit of ten (10) ounces of marihuana product per month to a qualifying patient, either directly or through the qualifying patient’s registered primary caregiver.

Allowable forms of medical marihuana includes smokable dried flower, dried flower for vaporizing and marihuana infused products, which are defined under the Act to include topical formulations, tinctures, beverages, edible substances or similar products containing usable marijuana that is intended for human consumption in a matter other than smoke inhalation. Under the Michigan Cannabis Regulations, marijuana-infused products shall not be considered food.

Qualifying conditions for the medical marijuana program in Michigan are the following:

●	Cancer, glaucoma, positive status for human immunodeficiency virus, acquired immune deficiency syndrome, hepatitis C, amyotrophic lateral sclerosis, Crohn’s disease, agitation of Alzheimer’s disease, nail patella or the treatment of these conditions;

●	A chronic or debilitating disease or medical condition or its treatment that produces 1 or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures, including but not limited to those characteristic of epilepsy; or severe and persistent muscle spasms, including but not limited to those characteristic of multiple sclerosis;

●	Post-Traumatic Stress Disorder (PTSD); and/or

●	Any other medical condition or its treatment approved by the department under the Michigan Cannabis Regulations.

REPORTING REQUIREMENTS

Pursuant to the requirements of the MTA, Michigan selected Franwell’s METRC software as the state’s third-party solution for integrated marijuana industry verification. Using METRC, regulators are able to track third party inventory, permissible sales and seed-to-sale information. Additionally, provisioning centers can use the METRC API to connect their own inventory management and/or point-of-sale systems to verify the identity as well as permissible sales for Michigan Qualified Purchasers.

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STORAGE AND SECURITY

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, a provisioning center is required to:

Maintain and submit a security operations plan that includes the following at a minimum:

●	Escorts for all non-employee personnel in limited access areas.

●	Secure locks for all interior rooms, windows and points of entry and exits with commercial grade, nonresidential door locks.

●	An alarm system. Licensees will make all information related to the alarm system including monitoring and alarm activity available to LARA.

●	A video surveillance system that, at a minimum, consists of digital or network video recorders, cameras, video monitors, digital archiving devices and a color printer capable of delivering still photos.

●	24-hour surveillance footage with fixed, mounted cameras, tamper/theft proof secured storage mediums and a notification system for interruption or failure of surveillance footage or storage of surveillance footage. All surveillance footage must be of sufficient resolution to identify individuals, have accurate time/date stamps and be stored for a minimum of 14 days unless state regulators notify that such recordings may be destroyed.

●	State access to view and obtain copies of any surveillance footage through LARA or related investigators, agents, auditors and/or state police. A facility shall also provide copies of recordings to LARA upon request.

●	Logs of the following: the identities of the employee or employees responsible for monitoring the video surveillance system, the identity of the employee who removed the recording from the video surveillance system storage device and the time and date removed and the identity of the employee who destroyed any recording.

Maintain marijuana storage plan for provisioning centers that includes the following at a minimum:

●	A secured limited access area for inventories of Michigan Marijuana Products.

●	Clearly labeled containers (a) marked, labeled or tagged, (b) enclosed on all sides and (c) latched or locked to keep all contents secured within. All such containers must be identified and tracked in accordance with the MTA.

●	A locked area for chemical and solvents separate from Michigan Marijuana Products.

●	Separation of marijuana-infused products from toxic or flammable materials.

●	A sales or transfer counter or barrier separated from stock rooms to ensure registered qualifying patients or registered primary caregivers do not have direct access to Michigan Marijuana Products.

There are significant risks associated with the business of the Company, as described above and in Section 17 – Risk Factors of the Company’s Listing Statement as filed on www.sedar.com. Readers are strongly encouraged to carefully read all of the risk factors contained in Section 17 – Risk Factors of the Company’s Listing Statement.

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INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

Management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting (“ICFR”) to provide reasonable assurance that all information prepared by the Company for external purposes is reliable and timely. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated Financial Statements. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements.

The CEO and CFO have evaluated whether there were changes to the ICFR during the period ended April 30, 2021, that have materially affected, or are reasonably likely to materially affect, the ICFR. As a result, no such significant changes were identified through their evaluation.

There have been no material changes in the Company’s internal control over financial reporting during the period ended April 30, 2021, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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